UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

37A, Avenue J.F. Kennedy L-1855, Luxembourg Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	☐

GLOBANT S.A.

FORM 6-K

Establishment of Lead Independent Director Position

On October 3, 2023, the board of directors (the “Board”) of Globant S.A. (the “Company”) established the position of lead independent director (the “Lead Independent Director”). The Lead Independent Director’s authority, responsibilities and duties are detailed in the Lead Independent Charter (the “Charter”) adopted by the Board on that date.

The Charter provides that, in circumstances where the chairman of the Board of the Company is not independent, the members of the Board may resolve to appoint from among the independent directors a Lead Independent Director. The Lead Independent Director will serve in a lead capacity to coordinate the activities of the independent directors and to perform such other duties and responsibilities as the Board may determine.

The full text of the Charter is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Appointment of Lead Independent Director

On October 3, 2023, the Board appointed Ms. Linda Rottenberg as the Lead Independent Director, effective immediately. Ms. Rottenberg will serve as the Lead Independent Director until her successor is duly appointed and qualified, or until her earlier removal or resignation or such time as she is no longer considered to be independent under Section 303A of the corporate governance rules of the New York Stock Exchange (“NYSE”). Ms. Rottenberg has served as an independent member of the Board since 2017.

Appointment of New Member of Audit Committee

Concurrently with her appointment as Lead Independent Director, Ms. Rottenberg has been appointed to serve as a member of the Audit Committee, replacing Mr. Rick Haythornthwaite, effective as from September 30, 2023. The Board has determined that Ms. Rottenberg satisfies the “independence” requirements under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, as well as under Section 303A of the corporate governance rules of the NYSE. Ms. Rottenberg previously served as a member of the Audit Committee of the Board from May 9, 2017 through August 2021.

In connection with her appointment as Lead Independent Director and as a member of the Audit Committee, Ms. Rottenberg has stepped down from the Corporate Governance and Nominating Committee and her role as chair thereof.

Appointment of New Chair of Corporate Governance and Nominating Committee

On October 3, 2023, Mr. Francisco Álvarez-Demalde has been appointed as new Chair of the Corporate Governance and Nominating Committee, effective as from September 30, 2023.

Exhibits

Globant S.A. is furnishing under cover of Form 6-K the following:

Exhibit 99.1        Lead Independent Director Charter

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113 and 333-266204), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: October 4, 2023